

03057451

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



RECD S.E.C.
APR 2 9 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for April 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103029
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 29, 2003.

CWMBS, INC.

By: 
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
GOLDMAN, SACHS & CO.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-15
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-15

March 25, 2003

Preliminary Structural and Collateral Term Sheet

$445,000,000(approximate) of Senior Certificates

Countrywide Home Loans

CWHL Mortgage Pass-Through Trust 2003-15

Features of the Transaction

- Offering consists of approximately $445,000,000 senior certificates – aprroximately $295,000,000 with a Certificate Interest Rate of 5.00% and approximately $150,000,000 with a Certificate Interest Rate of 4.75%, all expected to be rated AAA by 2 of the 3: S&P, Moody's and Fitch.
- The expected amount of credit support for the senior certificates is 1.4% ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of single family, 15-year, fixed-rate residential, first mortgages originated or acquired by Countrywide Home Loans.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data *(approximate)*

	Track 1	Track 2
Total Outstanding Principal Balance:	$299,188,640	$152,000,000
Number of Mortgage Loans:	617	314
Average Principal Balance of the Mortgage Loans:	$485,000	$485,000
Weighted Average Annual Mortgage Interest Rate:	5.50%±15%	5.40%±15%
Weighted Average Maturity:	178	178
Weighted Average Seasoning:	1	1
Weighted Average Original Loan-To-Value Ratio:	60%	60%
Owner Occupied:	95%	95%
Cash-out Refinance	25%	25%
Geographic Distribution:	CA : 45%Max	CA : 45%Max
Type of Dwelling:	Single-Family Dwelling : 95%	Single-Family Dwelling : 95%

Key Terms

Issuer:	CWHL Series 2003-15
Underwriter:	Goldman, Sachs & Co.
Depositor	CWMBS, Inc/Countrywide Home Loans
Master Servicer:	Countrywide Home Loans Servicing LP
Trustee:	Bank of New York
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Base Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.4% ± 0.50%
Rating Agencies:	2 of 3: Fitch, Moody's and S & P.
Minimum Denomination:	*Senior certificates - $25,000*
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	April 30, 2003
Cut-off Date:	April 1, 2003
First Distribution Date:	May 25, 2003
Distribution Date:	25th or next business day

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

April 9, 2003

Preliminary Structural and Collateral Term Sheet

$595,000,000(approximate) of Senior Certificates
Countrywide Home Loans
CWHL Mortgage Pass-Through Trust 2003-15

Features of the Transaction

- Offering consists of approximately $595,000,000 senior certificates – approximately $295,000,000 with a Certificate Interest Rate of 5.00% and approximately $300,000,000 with a Certificate Interest Rate of 4.75%, all expected to be rated AAA by 2 of the 3: S&P, Moody's and Fitch.
- The expected amount of credit support for the senior certificates is 1.40% ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of single family, 15-year, fixed-rate residential, first mortgages originated or acquired by Countrywide Home Loans.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data *(approximate)*

	Track 1	Track 2
Total Outstanding Principal Balance:	$299,188,640	$304,000,000
Number of Mortgage Loans:	617	627
Average Principal Balance of the Mortgage Loans:	$485,000	$485,000
Weighted Average Annual Mortgage Interest Rate:	5.50%±15%	5.38%± 20%
Weighted Average Maturity:	178	178
Weighted Average Seasoning:	1	1
Weighted Average Original Loan-To-Value Ratio:	60%	60%
Owner Occupied:	95%	95%
Cash-out Refinance	25%	28%
Geographic Distribution:	CA : 45%Max	CA : 45%Max
Type of Dwelling:	Single-Family Dwelling : 95%	Single-Family Dwelling : 95%

Key Terms

Issuer:	CWHL Series 2003-15
Underwriter:	Goldman, Sachs & Co.
Depositor	CWMBS, Inc/Countrywide Home Loans
Master Servicer:	Countrywide Home Loans Servicing LP
Trustee:	Bank of New York
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Base Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.40% ± 0.50%
Rating Agencies:	2 of 3: Fitch, Moody's and S & P.
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	April 30, 2003
Cut-off Date:	April 1, 2003
First Distribution Date:	May 25, 2003
Distribution Date:	25th or next business day

GSCW315V1 - Summary

Deal Summary Report

GSCW315V1

			Assumptions		Balance	Collateral WAC	WAM	WAL	Dur
Settlement	30-Apr-2003	Prepay	350 PSA		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0 CDR		$299,189,000.00	5.5	178	4.13635	
		Recovery	0 months						
		Severity		0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur		Notes
1A1		184,375,000.00	1.78	05/03 - 02/18	4.09366		L+50, 8cap, 0delay	FLT
1A2		110,625,000.00	10.36666666	05/03 - 02/18	4.09366		12.5-1.66667L, 0fl, 0delay	INV
SUB1		4,189,000.00	5	05/03 - 02/18	7.14318			FIX

GSCW315V1 - Summary

Deal Summary Report

GSCW315V1

			Assumptions	
Settlement	30-Apr-2003	Prepay	350	PSA
1st Pay Date	25-May-2003	Default	0	CDR
		Recovery	0	months
		Severity		0%

Balance	Collateral WAC	WAM	
$152,284,000.00	5.4	178	1

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Dated Date	Notes
A1		30,000,000.00	4.75	05/03 - 02/18	4.08574		01-Apr-03	FIX
A3		34,666,667.00	4	05/03 - 02/18	4.08574		01-Apr-03	FIX
A4		34,666,667.00	4.25	05/03 - 02/18	4.08574		01-Apr-03	FIX
A5		34,666,666.00	4.5	05/03 - 02/18	4.08574		01-Apr-03	FIX
A2		16,000,000.00	8	05/03 - 02/18	4.08574		01-Apr-03	FIX
SUBORD		2,284,000.00	4.75	05/03 - 02/18	7.13095		01-Apr-03	FIX

Senior rules:
Pay A1, A2, A3, A4, A5 pro rata to zero.

GSCW315V5 - Summary

Deal Summary Report

GSCW315V4

			Assumptions		Collateral		
Settlement	30-Apr-2003	Prepay	350 PSA	Balance	WAC	WAM	
1st Pay Date	25-May-2003	Default	0 CDR	$152,284,000.00	5.37	178	1
		Recovery	0 months				
		Severity	0%				

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life
4A1		37,500,000.00	4	05/03 - 02/18	4.08429
4A2		112,500,000.00	5	05/03 - 02/18	4.08429
SUB3		2,284,000.00	4.75	05/03 - 02/18	7.12727

Yield Curve

Mat 3MO 6MO 1YR 2YR 5YR 10YR 30YR

Yld

CMO CW315 475SH A
Scenario Report (GS)

Goldman Sachs

4.1 yr — Generated: 04/07/2003 11:52:54 —

CUSIP	Monthly	As Of	4/03	Pricing	4/4/03	Original	100,000,000.00
Description:				Settle	4/30/03	Balance	100,000,000.00
Coupon:	5.000%			Next Proj	5/25/03	Factor	1.00000000
Collateral:	Cpn 4.75 WAC 5.40 WAM 178 WALA 1			Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		350	6	10	15	20	25	30	40
	Av Life	4.086	6.210	5.146	4.136	3.381	2.808	2.363	1.727
Price	Window	5/03-2/18	5/03-2/18	5/03-2/18	5/03-2/18	5/03-2/18	5/03-2/18	5/03-2/18	5/03-2/18
101-08	Yield	4.600	4.734	4.677	4.598	4.509	4.411	4.303	4.056
101-09	Yield	4.591	4.728	4.670	4.589	4.499	4.399	4.289	4.037
101-10	Yield	4.583	4.722	4.663	4.580	4.488	4.386	4.274	4.017
101-11	Yield	4.574	4.716	4.655	4.571	4.477	4.374	4.260	3.998
101-12	Yield	4.565	4.710	4.648	4.562	4.467	4.361	4.245	3.979
101-13	Yield	4.556	4.703	4.641	4.554	4.456	4.349	4.231	3.959
101-14	Yield	4.547	4.697	4.634	4.545	4.446	4.337	4.216	3.940
101-15	Yield	4.539	4.691	4.626	4.536	4.435	4.324	4.202	3.921
101-16	Yield	4.530	4.685	4.619	4.527	4.425	4.312	4.187	3.902
101-17	Yield	4.521	4.679	4.612	4.518	4.414	4.299	4.173	3.882
101-18	Yield	4.512	4.673	4.604	4.510	4.404	4.287	4.159	3.863
101-19	Yield	4.504	4.666	4.597	4.501	4.393	4.275	4.144	3.844
101-20	Yield	4.495	4.660	4.590	4.492	4.383	4.262	4.130	3.825
101-21	Yield	4.486	4.654	4.583	4.483	4.372	4.250	4.115	3.806
101-22	Yield	4.477	4.648	4.575	4.474	4.362	4.238	4.101	3.787
101-23	Yield	4.469	4.642	4.568	4.466	4.351	4.225	4.086	3.767
101-24	Yield	4.460	4.636	4.561	4.457	4.341	4.213	4.072	3.748